Exhibit 12

SOUTHERN CALIFORNIA EDISON
RATIO OF EARNINGS TO FIXED CHARGES (In millions, except Ratio)

	Year Ended December 31,					Six Months Ended in June 30, 2017
Earnings:	2012	2013	2014	2015	2016

Income from continuing operations
before tax and noncontrolling interest	$1,874	$1,279	$2,039	$1,618	$1,755	$787
Less: Income from equity investees	—	—	—	—	—	—
Income from continuing operations before income from equity investees, tax and noncontrolling interest	1,874	1,279	2,039	1,618	1,755	787
Add:
Fixed charges (see below)	564	580	581	577	581	306
Amortization of capitalized interest	2	3	1	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Loss of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	(8)	(6)	(2)	(1)	(1)	—
Preference security dividend requirements of consolidated subsidiaries - pre-tax basis	—	—	—	—	—	—
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	—	—	—	—	—

Earnings as adjusted	$2,432	$1,856	$2,619	$2,194	$2,335	$1,093

Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$499	$523	$533	$526	$541	$287
Add: AFUDC	40	31	25	31	23	13
Interest expenses - net of capitalized interest	539	554	558	557	564	300
Interest capitalized (1)	8	6	2	1	1	—
Interest portion of rental expense (2)	17	20	21	19	16	6

Total fixed charges	$564	$580	$581	$577	$581	$306

Ratio	4.31	3.20	4.51	3.80	4.02	3.57

(1)    Includes fixed charges associated with Nuclear Fuel.

(2)
Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.